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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE TO / A

                                (FINAL AMENDMENT)


                      Tender Offer Statement Under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                        BORON, LEPORE & ASSOCIATES, INC.
                            (Name of Subject Company)

                              GARDEN MERGER CORP.,
                          a wholly owned subsidiary of
                              CARDINAL HEALTH, INC.
                       (Name of Filing Persons--Offerors)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   10001P 10 2
                      (CUSIP Number of Class of Securities)


                             Paul S. Williams, Esq.
           Executive Vice President, Chief Legal Officer and Secretary
                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017
                            Telephone: (614) 757-5000
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)


                                    Copy To:
                               David A. Katz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000






[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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


         This Final Amendment (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed with the Securities and Exchange Commission (the "Commission") on May 24, 2002 by Cardinal Health, Inc., an Ohio corporation ("Cardinal"), and Garden Merger Corp., a Delaware corporation and a wholly owned subsidiary of Cardinal ("Subcorp"), as amended by Amendment No. 1 filed with the Commission on May 28, 2002, Amendment No. 2 filed with the Commission on May 30, 2002, Amendment No. 3 filed with the Commission on June 5, 2002 and Amendment No. 4 filed with the Commission on June 12, 2002, relating to the offer by Subcorp to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Boron, LePore & Associates, Inc., a Delaware corporation ("BLP") for $16.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 24, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were filed previously with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the "Offer").


ITEM 11.  ADDITIONAL INFORMATION.

         Item 11 of the Schedule TO is hereby amended and supplemented by the following:

                  On Tuesday, June 25, 2002, Cardinal Health issued a press release filed as Exhibit (a)(5)(G) to the Schedule TO, as amended, announcing the expiration of the Offer. The Offer expired at midnight, New York City time, on Monday, June 24, 2002. All Shares validly tendered (and not withdrawn) prior to the expiration of the Offer have been accepted for payment and will be purchased promptly. Pursuant to the Offer, 10,662,046 Shares were tendered and not withdrawn. In addition, 482,508 Shares were tendered into the Offer by receipt of notice of guaranteed delivery. Together, this represents approximately
         94.6 percent of the total number of Shares outstanding. The information in the above referenced press release is incorporated herein by reference.

ITEM 12. EXHIBITS.

         Item 12 is hereby amended and supplemented to add the following exhibit:

(a)(5)(G) Press Release Issued by Cardinal dated June 25, 2002.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

         Dated:  June 25, 2002

                                       GARDEN MERGER CORP.


                                      By     /s/ Paul S. Williams
                                        -------------------------
                                        Name:  Paul S. Williams
                                        Title: Executive Vice President,
                                               Chief Legal Officer and Secretary

                                       CARDINAL HEALTH, INC.


                                      By     /s/ Paul S. Williams
                                        -------------------------
                                        Name:  Paul S. Williams
                                        Title: Executive Vice President,
                                               Chief Legal Officer and Secretary

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                                  EXHIBIT INDEX

(a)(5)(G) Press Release Issued by Cardinal dated June 25, 2002.



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